SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, RJ, Brazil, October 25, 2005

Embratel Participações S.A. (Embratel Participações or “Embrapar”) holds 99.0 percent of Empresa Brasileira de Telecomunicações S.A. (“Embratel”).

(All financial figures are in Reais and based on consolidated financial statements of Embrapar)

Highlights	Index:

• In the third quarter, net revenues increased 5.5 percent totaling R$1,873 million. Year-to-date, net revenues were R$5,628 million, an increase of 2.8 percent.

• EBITDA was R$471 million in the third quarter and R$1,340 million in the first nine months of 2005.

• Operating income was R$204 million in the third quarter and R$535 million in the first nine months of 2005.

• Net income was R$54 million in the third quarter of 2005 and R$191 million year-to-date.

• At September 30, 2005, net debt totaled R$741 million.

• On October 24th, 2005, Embrapar’s voting shareholders approved the acquisition of the stakes Telmex has in Telmex do Brasil and in Net Serviços.

• Total capital expenditures in the third quarter of 2005 reached R$334 million. Year-to-date, total CAPEX was R$929 million.

	1.	Highlights
	2.	Net revenues
	3.	Domestic long distance
	4.	International long distance
	5.	Data communications
	6.	Local services
	7.	Costs and expenses
• Interconnection
• Cost of services (excl. interconnection)
• Selling expenses
• G&A expenses
	8.	EBITDA, EBIT and net income
	9.	Financial Position
	10.	Capex

	11.	Recent events

Exhibit 1 R$ million	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

Net revenues	1,774.9	1,859.1	1,872.8	5.5%	0.7%	5,474.4	5,628.3	2.8%
EBITDA	240.8	404.4	470.8	95.5%	16.4%	1,036.5	1,339.9	29.3%
EBITDA margin	13.6%	21.8%	25.1%	11.6 pp	3.4 pp	18.9%	23.8%	4.9 pp
Operating income (EBIT)	(43.4)	137.3	204.3	nm	48.8%	169.8	535.4	215.3%
EBIT margin	-2.4%	7.4%	10.9%	13.4 pp	3.5 pp	3.1%	9.5%	6.4 pp
Net income/(loss)	(66.6)	93.6	54.3	nm	-42.0%	(126.2)	191.1	nm
Earnings/(losses) per 1000 shares (R$)	(0.20)	0.12	0.07	nm	-42.0%	(0.38)	0.25	nm

End of period shares outstanding (1000)	332,791,157	757,066,547	757,097,448	127.5%	0.0%	332,791,157	757,097,448	127.5%

pp - percent point; nm - not meaningful

Net Revenues

In the third quarter of 2005, total net revenues were R$1,873 million, an increase of 5.5 percent (R$98 million) compared with the third quarter of 2004. Higher revenues resulted from a 5.8 percent (R$65 million) increase in long distance voice revenues, a 5.0 percent (R$21 million) increase in data services revenues and a 15.9 percent (R$10 million) increase in other services revenues. Local revenues increased 0.9 percent in the comparable period.

Compared with the second quarter of 2005, total net revenues rose 0.7 percent. Domestic long distance revenues rose 3.2 percent (R$32 million) and partially offset a 14.4 percent (R$24 million) decline in international long distance revenues. Data communications revenues rose 1.9 percent (R$8 million) while local revenues declined 1.5 percent (R$3 million) in the quarter.

Year-to-date, total net revenues were R$5,628 million, an increase of 2.8 percent (R$154 million) compared with the first nine months of 2004, due to a 4.7 percent (R$60 million) increase in data communications revenues, a 24.5 percent (R$42 million) increase in other services revenues, a 5.9 percent (R$27 million) increase in local services revenues and a 0.7 percent (R$25 million) increase in long distance voice revenues.

Domestic Long Distance

Exhibit 2	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

Domestic long distance revenue (R$ million)	948.8	1,012.5	1,044.9	10.1%	3.2%	3,011.2	3,097.7	2.9%
Domestic long distance traffic (million minutes)	2,959.5	3,094.8	3,142.3	6.2%	1.5%	6,447.9	6,237.1	-3.3%

In the third quarter of 2005, domestic long distance traffic totaled 3,142.3 million minutes, a gain of 6.2 percent compared with the third quarter of 2004. Compared with the second quarter of 2005, domestic long distance traffic increased 1.5 percent.

Domestic long distance revenues were R$1,045 million, a 10.1 percent (R$96 million) increase compared with the third quarter of 2004, benefiting primarily from the growth in SMP, mobile transport and advanced voice traffic. Compared with the second quarter of 2005, domestic long distance revenues rose 3.2 percent (R$32 million) due to the growth in SMP, basic voice and advanced voice traffic.

Year-to-date, domestic long distance revenues were R$3,098 million, increasing 2.9 percent (R$86 million) compared with the prior-year period. Most of this increase results from the growth of cellular transport, SMP and advanced voice revenues which offset declines in basic voice.

International Long Distance

Exhibit 3	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

International long distance revenue (R$ million)	175.5	168.8	144.6	-17.6%	-14.4%	566.2	504.9	-10.8%
International long distance traffic (million minutes)	422.0	599.9	492.0	16.6%	-18.0%	753.6	1,091.9	44.9%

International long distance traffic totaled 492.0 million minutes, up 16.6 percent compared with the year-ago quarter. Compared with the second quarter of 2005, international long distance traffic declined 18.0 percent because wholesale minute business became unattractive.

Year-over-year, third quarter international long distance revenues fell 17.6 percent (R$31 million) to R$145 million due to the effect of the appreciation of the real versus the US dollar on inbound revenues, lower outbound rates, and declining outbound basic voice traffic which offset increases in SMP; cellular transport and outbound corporate voice, traffic and revenues.

Compared with the second quarter 2005, international long distance revenues decreased 14.4 percent (R$24 million) substantially due to continued effects of the reduction of the wholesale minute business and the impact of the appreciation of the currency. Outbound revenues grew slightly in the quarter.

In the first nine months of 2005, international long distance revenues declined 10.8 percent (R$61 million) to R$505 million reflecting lower outbound tariffs, declining outbound traffic and the effect of the appreciation of the real on inbound revenues.

Data Communications

Exhibit 4 Thousands	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ

64 Kbits line equivalents	815.4	1,221.2	1,316.4	61.4%	7.8%

In the third quarter of 2005, 95.2 thousand 64kbits line equivalents were added. At the end of September 2005, Embratel had 1,316.4 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 61.4 percent.

Exhibit 5 R$ million	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

Net data communications	425.0	438.2	446.4	5.0%	1.9%	1,272.0	1,332.0	4.7%

Embratel's third quarter data communications revenues were R$446 million, a year-over-year increase of 5.0 percent (R$21 million). Two thirds of this increase - R$16 million, resulted from the growth in revenues from wholesale services mainly to cellular providers. Compared with the second quarter of 2005, data revenues rose 1.9 percent.

In the first nine months of 2005, data revenues rose 4.7 percent to R$1.332 million. Approximately R$52 million of this growth was due to wholesale data services and the remaining R$8 million due to data and Internet services.

Local Services

Exhibit 6 R$ million	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

Local services	163.6	167.7	165.1	0.9%	-1.5%	455.0	482.0	5.9%

Revenues from local services rose 0.9 percent to R$165 million compared with last year’s third quarter due to the fact the increase in corporate local business compensated the declines in residential usage. Compared with the second quarter of 2005, local revenues declined 1.5 percent (R$3 million) despite continued strong growth in corporate local service, due to the integration of Vésper’s activity into Embratel which impacted interconnection revenues for the business unit. Growth of the corporate customer base and local traffic also produced a 5.9 percent (R$27 million) increase to R$482 million in the first nine months of 2005.

Cost and Expenses

Exhibit 7 R$ million	3Q04	2Q05	3Q05	% Var YoY	% Var QoQ	9M04	9M05	% Var

Net revenues	1,774.9	1,859.1	1,872.8	5.5%	0.7%	5,474.4	5,628.3	2.8%

Costs and expenses
Interconnection & facilities	(822.3)	(822.4)	(813.6)	-1.1%	-1.1%	(2,513.2)	(2,503.6)	-0.4%
Costs of services (Excluding interconnection & facilities)	(178.4)	(182.7)	(175.4)	-1.7%	-4.0%	(517.6)	(500.4)	-3.3%
Selling expenses	(216.4)	(236.3)	(203.9)	-5.8%	-13.7%	(647.4)	(666.3)	2.9%
G&A expenses	(205.1)	(192.9)	(215.7)	5.2%	11.8%	(758.5)	(595.5)	-21.5%
Other operating income/(expense)	(112.0)	(20.4)	6.5	nm	nm	(1.1)	(22.6)	1875.1%

EBITDA	240.8	404.4	470.8	95.5%	16.4%	1,036.5	1,339.9	29.3%
EBITDA margin	13.6%	21.8%	25.1%	11.6 pp	3.4 pp	18.9%	23.8%	4.9 pp
Depreciation and amortization	(284.2)	(267.1)	(266.5)	-6.2%	-0.2%	(866.7)	(804.5)	-7.2%
Operating income (EBIT)	(43.4)	137.3	204.3	nm	48.8%	169.8	535.4	215.3%

Financial income, monetary and exchange variation	18.8	40.3	51.3	172.8%	27.1%	220.7	134.7	-39.0%
Financial expense, monetary and exchange variation	(22.5)	14.1	(139.7)	521.8%	nm	(546.5)	(272.4)	-50.2%
Other non-operating income/(expense)	(5.8)	9.6	0.4	nm	-95.5%	(10.1)	11.8	nm
Net income/(loss) before tax and minority interest	(52.8)	201.3	116.3	nm	-42.2%	(59.2)	409.5	nm
Income tax and social contribution	(4.1)	(97.3)	(51.8)	1159.8%	-46.7%	(42.2)	(186.3)	341.1%
Minority interest	(9.7)	(10.5)	(10.3)	6.2%	-2.0%	(24.7)	(32.1)	29.9%
Net income/(loss)	(66.6)	93.6	54.3	nm	-42.0%	(126.2)	191.1	nm

pp - percent point; nm - not meaningful

Interconnection

Year-to-date, interconnection costs were R$2,504 million, flat compared with the first nine months of 2004.

Costs of Services (excluding interconnection)

Year-over-year, cost of services (excluding interconnection) declined 1.7 percent (R$3 million) to R$175 million mainly due to reductions in the number of handset sold and other Vésper business unit costs which offset higher costs associated with maintenance contracts and higher energy (third party expenses). Compared with the second quarter of 2005, cost of services (excluding interconnection) declined 4.0 percent due to lower third party and personnel expenses.

Year-to-date, cost of services excluding interconnection were R$500 million declining 3.3 percent (R$17 million) compared with the first nine months of 2004. The decline is mainly explained by lower handset sales and various reclassifications of other expenses associated with Vésper.

Selling Expenses

Selling expenses were R$204 million in the third quarter of 2005, a decline of 5.8 percent (R$13 million) due to R$10 million lower personnel expenses and a R$4 million decline in provision for doubtful accounts compared with the year-ago quarter. Compared with the second quarter of 2005, selling expenses declined 13.7 percent (R$32 million) because of a reduction in allowance for doubtful accounts. Due to Embrapar’s second quarter 2005 financial statements audit (see 2Q05 Audit Statements – Relevant Fact – October 24, 2005 at www.embratel.com.br/ri), allowance for doubtful accounts was adjusted to R$113 million.

In the first nine months of 2005, selling expenses increased 2.9 percent (R$19 million) to R$666 million remaining stable as a percentage of net revenues since declines in personnel and third party expenses offset the increase in allowance for doubtful accounts.

General and Administrative Expenses

General & administrative expenses were R$216 million, increasing 5.2 percent (R$10 million) from the third quarter of 2004. This increase resulted from a R$20 million increase in third party expenses (increased billing, systems outsourcing, maintenance, and commission expenses) and a R$15 million increase in other G&A expenses which were, in part, compensated by some administrative expense declines. Compared with the second quarter of 2005, G&A expenses rose 11.8 percent mainly due to increases in third party services (increased billing, systems outsourcing, maintenance, and commission expenses), and administrative expenses.

For the first nine months of 2005, general and administrative expenses declined 21.5 percent (R$163 million) to R$595 million, reflecting a 3.3 percentage point contribution to EBITDA margin.

Excluding R$92 million retention payments made in the second quarter of 2004, general and administrative expenses fell R$71 million largely due to reductions in expenses.

Other Operating Income and Expense, net

Embratel recorded other operating income of R$6 million in the third quarter.

As a result of the audit of the Second Quarter 2005 financial statements ( See – Relevant Fact – October 24, 2005 – www.embratel.com.br/ir), other operating income was adjusted to an expense of R$20 million compared to an income of R$32 million previously reported. This adjustment reflects provisions and reversals. Some of the major items provisioned in the second quarter of 2005 were: a R$212 million provision for tax contingencies - ICMS associated with international calls and a R$25 million provision. Some major reversals in the quarter were: a R$43 million reversal of labor contingencies and a R$144 million reversal of a provision for PIS/PASEP taxes.

EBITDA, EBIT and Net Income

Compared with the third quarter of 2004, EBITDA increased 95.5 percent (R$230 million) to R$471 million. The EBITDA margin rose to 25.1 percent from 13.6 percent a year-ago. Compared with the second quarter of 2005, EBITDA rose 3.4 percentage points (R$66 million).

For the first nine months of 2005, EBITDA increased 29.3 percent (R$303 million) to R$1,340 million compared with the year-ago period. The main contributors for the nine months EBITDA growth were: the increases in domestic long distance, data communications, corporate local revenues, and the decreases in expenses.

Operating income (EBIT) was R$204 million in the third quarter, rising R$248 million from the third quarter of 2004 and increasing 48.8 percent (R$66 million) compared with the second quarter of 2005. Year-to-date, operating income was R$535 million, an increase of 215.3 percent (R$366 million) compared with the first nine months of 2004.

“Financial Expense”, including monetary and exchange variation, was R$139 million. Part of this expense is due to the impact that the 5.5 percent appreciation of the Real to the US dollar in the third quarter of 2005 had on forward transactions used by the company for hedging purposes. Year-to-date, the company benefited from the effect of the appreciation of the Real on its foreign currency debt as well as an overall debt reduction.

Net income rose to R$54 million in the third quarter of 2005 compared with a R$67 million loss in the third quarter of 2004 and a profit of R$94 million in the second quarter of 2005. In the first nine months of 2005, net income was R$191 million (loss of R$126 million in the prior-year period).

Financial Position

At September 30, cash position was R$606 million. Embrapar ended the quarter with a total outstanding debt of R$1.3 billion and net debt of R$741 million. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$312 million. Compared with the third quarter of 2004, total outstanding debt decreased 63.1 percent due to debt repayment and prepayment.

Exhibit 8 Currency Exposure Profile	Jun 30, 2005				Sep 30, 2005

	Amounts in R$ million	%	Average Cost of Debt	Maturity	Amounts in R$ million	%	Average Cost of Debt	Maturity

Hedged and reais short term debt	360.9	82.5%	70.34% CDI	up to 1.0 year	327.6	105.1%	88.87% CDI	up to 1.0 year
Unhedged short term debt	76.6	17.5%	US$ + 5.70%	up to 1.0 year	(15.9)	-5.1%	US$ + 6.61%	up to 1.0 year
Total short term debt	437.5	32.4%			311.7	23.1%

Hedged and reais long term debt	246.0	26.9%	63.23% CDI	up to 4.9 years	335.6	32.4%	78.32% CDI	up to 5.0 years
Unhedged long term debt	668.8	73.1%	US$ + 8.53%	up to 8.5 years	699.5	67.6%	US$ + 8.54%	up to 8.3 years
Total long term debt	914.8	67.6%			1,035.1	76.9%

Hedged and reais total debt	606.8	44.9%	67.46% CDI	up to 4.9 years	663.2	49.2%	83.53% CDI	up to 5.0 years
Unhedged total debt	745.5	55.1%	US$ + 8.24%	up to 8.5 years	683.6	50.8%	US$ + 8.58%	up to 8.3 years
Total debt	1,352.3	100.0%	US$ + 4.87%	up to 8.5 years	1,346.8	100.0%	US$ + 4.69%	up to 8.3 years

Capex

Total capital expenditures in the third quarter of 2005 were R$334 million. The breakdown is as follows: local infrastructure, access and services– 27.4 percent; data and Internet services – 28.2 percent; network infrastructure – 7.7 percent, others – 25.2 percent, and Star One – 11.5 percent. Year-to-date capital expenditures were R$929 million with the following breakdown: local infrastructure, access and services– 25.0 percent; data and Internet services – 22.6 percent; network infrastructure – 4.2 percent, others – 17.8 percent, and Star One – 30.3 percent.

Acquisition of 37.1 percent of NET and Telmex do Brasil

Yesterday, October 24, 2005, in the General Extraordinary Meeting, Embrapar shareholders approved the acquisition and its terms of the total amount of the capital of Telmex do Brasil Ltda. (TDB) and of a 37.1 percent participation in the capital of NET Serviços de Comunicaço S.A. (NET). These acquisitions will be implemented through the merger with Embrapar, of Atlantis Holdings do Brasil Ltda. (Atlantis) and of Latam do Brasil Participações S.A. (Latam), pure holding companies which hold the above mentioned stakes in TDB and NET, respectively, and which will be dissolved as a result of such merger .

The positive aspects Embrapar sees in the participation in NET Serviços are:

1) the networks will complement each other;
2) the possibility of accelerating revenue growth by offering voice services to the residential market;

3) the possibility to introduce convergence services into the residential market.

The points of interest Embrapar sees in TDB are:
1) the complementarity of its metropolitan network;
2) similar products and services;
3) and relatively low expansion investments.

For these transactions, Embrapar has been valued at R$4,847 million (approximately R$6.4 per share) while the stake in NET Serviços has been valued at R$1,205 million (equivalent of R$0.84 cents per share), and the entire TDB concern has been valued at R$271 million. Embrapar will issue 186,512,208,082 ordinary shares to merge Latam and acquire its participation in NET and 43,940,441,888 ordinary shares to merge Atlantis and acquire 100 percent of TDB. As a result, Embrapar’s share structure will change to 52 percent ordinary shares and 48 percent preferred. Telmex’ participation in the company’s total capital has increased to 72.3 percent (97.3 percent ordinary and 45.4 preferred).

Embratel is a countrywide communications provider in Brazil offering a wide array of advanced communications services over its own network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services. The Company's long haul network has countrywide coverage and combined with its metropolitan network comprises more than 32.7 thousand km of fiber optic cables with 1,276 thousand km of fiber.

- - x - -

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred to in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

# # #

(Exhibits: 9 - Income Statement, 10 - Balance Sheet, 11 - Cash Flow Statement)

Exhibit 9 Embratel Participações SA Consolidated Income Statement - Corporate Law R$ millions	Quarter ending						%		Nine months ending				%

	Sep 30, 04 (1)%		Jun 30, 05 (2)%		Sep 30, 05%		YoY	QoQ	Sep 30, 04%		Sep 30, 05%		YoY

Revenues
Gross revenues	2,338.8		2,456.5		2,534.2		8.4%	3.2%	7,225.9		7,496.8		3.7%
Taxes & other deductions	(563.8)		(597.3)		(661.3)		17.3%	10.7%	(1,751.5)		(1,868.5)		6.7%
Net revenues	1,774.9	100.0%	1,859.1	100.0%	1,872.8	100.0%	5.5%	0.7%	5,474.4	100.0%	5,628.3	100.0%	2.8%
Net voice revenues	1,124.3	63.3%	1,181.3	63.5%	1,189.5	63.5%	5.8%	0.7%	3,577.4	65.3%	3,602.6	64.0%	0.7%
Domestic long distance	948.8	53.5%	1,012.5	54.5%	1,044.9	55.8%	10.1%	3.2%	3,011.2	55.0%	3,097.7	55.0%	2.9%
International long distance	175.5	9.9%	168.8	9.1%	144.6	7.7%	-17.6%	-14.4%	566.2	10.3%	504.9	9.0%	-10.8%
Net data communications	425.0	23.9%	438.2	23.6%	446.4	23.8%	5.0%	1.9%	1,272.0	23.2%	1,332.0	23.7%	4.7%
Data & internet	382.6	21.6%	385.6	20.7%	387.9	20.7%	1.4%	0.6%	1,163.6	21.3%	1,171.5	20.8%	0.7%
Wholesale	42.5	2.4%	52.7	2.8%	58.5	3.1%	37.7%	11.1%	108.4	2.0%	160.5	2.9%	48.0%
Local services	163.6	9.2%	167.7	9.0%	165.1	8.8%	0.9%	-1.5%	455.0	8.3%	482.0	8.6%	5.9%
Other services	62.0	3.5%	72.0	3.9%	71.9	3.8%	15.9%	-0.1%	170.1	3.1%	211.7	3.8%	24.5%

Net revenues	1,774.9	100.0%	1,859.1	100.0%	1,872.8	100.0%	5.5%	0.7%	5,474.4	100.0%	5,628.3	100.0%	2.8%
Cost of services and goods sold	(1,000.7)	-56.4%	(1,005.2)	-54.1%	(989.0)	-52.8%	-1.2%	-1.6%	(3,030.8)	-55.4%	(3,004.0)	-53.4%	-0.9%

Interconnection & facilities	(822.3)	-46.3%	(822.4)	-44.2%	(813.6)	-43.4%	-1.1%	-1.1%	(2,513.2)	-45.9%	(2,503.6)	-44.5%	-0.4%
Personnel	(61.9)	-3.5%	(64.7)	-3.5%	(61.6)	-3.3%	-0.5%	-4.8%	(185.8)	-3.4%	(185.7)	-3.3%	0.0%
Third-party services	(47.6)	-2.7%	(71.0)	-3.8%	(66.0)	-3.5%	38.7%	-7.1%	(172.2)	-3.1%	(196.9)	-3.5%	14.3%
Other	(68.9)	-3.9%	(47.0)	-2.5%	(47.8)	-2.6%	-30.6%	1.7%	(159.6)	-2.9%	(117.8)	-2.1%	-26.2%
Selling expenses	(216.4)	-12.2%	(236.3)	-12.7%	(203.9)	-10.9%	-5.8%	-13.7%	(647.4)	-11.8%	(666.3)	-11.8%	2.9%

Personnel	(74.7)	-4.2%	(67.0)	-3.6%	(64.6)	-3.4%	-13.6%	-3.6%	(206.1)	-3.8%	(197.7)	-3.5%	-4.1%
Third-party services	(52.8)	-3.0%	(54.2)	-2.9%	(55.9)	-3.0%	5.9%	3.2%	(163.9)	-3.0%	(154.2)	-2.7%	-5.9%
Allowance for doubtful accounts	(86.9)	-4.9%	(113.4)	-6.1%	(82.7)	-4.4%	-4.8%	-27.0%	(271.4)	-5.0%	(311.0)	-5.5%	14.6%
Other	(1.9)	-0.1%	(1.7)	-0.1%	(0.6)	0.0%	-66.5%	-63.7%	(6.0)	-0.1%	(3.4)	-0.1%	-43.5%
G&A expenses	(205.1)	-11.6%	(192.9)	-10.4%	(215.7)	-11.5%	5.2%	11.8%	(758.5)	-13.9%	(595.5)	-10.6%	-21.5%

Personnel	(47.3)	-2.7%	(29.7)	-1.6%	(31.0)	-1.7%	-34.3%	4.7%	(228.3)	-4.9%	(94.0)	-2.2%	-52.6%
Employee profit sharing	(12.9)	-0.7%	(4.0)	-0.2%	(14.0)	-0.7%	8.3%	249.9%	(38.5)	-7.4%	(32.4)	-6.5%	-9.7%
Third-party services	(117.8)	-6.6%	(119.5)	-6.4%	(138.1)	-7.4%	17.2%	15.5%	(403.1)	-7.4%	(363.9)	-6.5%	-9.7%
Taxes	(25.5)	-1.4%	(22.3)	-1.2%	(15.9)	-0.8%	-37.7%	-28.8%	(61.2)	-1.1%	(56.0)	-1.0%	-8.4%
Other	(1.5)	-0.1%	(17.3)	-0.9%	(16.6)	-0.9%	980.3%	-4.0%	(27.5)	-0.5%	(49.1)	-0.9%	79.0%
Other operating income/(expense)	(112.0)	-6.3%	(20.4)	-1.1%	6.5	0.3%	nm	nm	(1.1)	0.0%	(22.6)	-0.4%	1875.1%
EBITDA	240.8	13.6%	404.4	21.8%	470.8	25.1%	95.5%	16.4%	1,036.5	18.9%	1,339.9	23.8%	29.3%
Depreciation and amortization	(284.2)	-16.0%	(267.1)	-14.4%	(266.5)	-14.2%	-6.2%	-0.2%	(866.7)	-15.8%	(804.5)	-14.3%	-7.2%
Operating income (EBIT)	(43.4)	-2.4%	137.3	7.4%	204.3	10.9%	nm	48.8%	169.8	3.1%	535.4	9.5%	215.3%
Financial income, monetary and exchange variation	18.8	1.1%	40.3	2.2%	51.3	2.7%	172.8%	27.1%	220.7	4.0%	134.7	2.4%	-39.0%

Financial income	52.0	2.9%	92.8	5.0%	56.8	3.0%	9.2%	-38.8%	210.6	3.8%	188.7	3.4%	-10.4%
Monetary and exchange variation (income)	(33.2)	-1.9%	(52.5)	-2.8%	(5.5)	-0.3%	-83.4%	-89.5%	10.1	0.2%	(54.0)	-1.0%	nm
Financial expense, monetary and exchange variation	(22.5)	-1.3%	14.1	0.8%	(139.7)	-7.5%	521.8%	nm	(546.5)	-10.0%	(272.4)	-4.8%	-50.2%

Financial expense	(129.9)	-7.3%	(128.2)	-6.9%	(45.4)	-2.4%	-65.0%	-64.6%	(437.3)	-8.0%	(292.6)	-5.2%	-33.1%
Monetary and exchange variation (expense)	107.4	6.1%	142.3	7.7%	(94.3)	-5.0%	nm	nm	(109.2)	-2.0%	20.2	0.4%	nm
Other non-operating income/(expense)	(5.8)	-0.3%	9.6	0.5%	0.4	0.0%	nm	-95.5%	(10.1)	-0.2%	11.8	0.2%	nm
Extraordinary non-operating income - ILL	-	0.0%	-	0.0%	-	0.0%	nm	nm	106.8	2.0%	-	0.0%	-100.0%
Net income/(loss) before tax and minority interest	(52.8)	-3.0%	201.3	10.8%	116.3	6.2%	nm	-42.2%	(59.2)	-1.1%	409.5	7.3%	nm

Income tax and social contribution	(4.1)	-0.2%	(97.3)	-5.2%	(51.8)	-2.8%	1159.8%	-46.7%	(42.2)	-0.8%	(186.3)	-3.3%	341.1%
Minority interest	(9.7)	-0.5%	(10.5)	-0.6%	(10.3)	-0.5%	6.2%	-2.0%	(24.7)	-0.5%	(32.1)	-0.6%	29.9%
Net income/(loss)	(66.6)	-3.8%	93.6	5.0%	54.3	2.9%	nm	-42.0%	(126.2)	-2.3%	191.1	3.4%	nm

End of period shares outstanding (billions)	332.8		757.1		757.1				332.8		757.1
Earnings/(losses) per 1000 shares (R$)	(0.20)		0.12		0.07				(0.38)		0.25

pp - percent point; nm - not meaningful
(1) September 30, 2004 income statement accounts (taxes of G&A expenses and other operating income/(expense)) were reclassified to compare with September 30, 2005.
(2) Some accounts of the Income Statement of June 30,2005 were adjusted. Please see the Material Fact of October 24,2005.

Exhibit 10 Embratel Participações SA Consolidated Balance Sheet - Corporate Law R$ million	Quarter ending

	Sep 30, 04	Jun 30, 05(*)	Sep 30, 05

Assets
Cash and cash equivalents	803.7	670.6	605.7
Account receivables, net	1,669.2	1,438.1	1,512.6
Deferred and recoverable taxes (current)	847.6	345.8	427.2
Inventories	44.2	41.3	19.4
Other current assets	190.6	189.7	230.3
Current assets	3,555.3	2,685.5	2,795.3
Deferred and recoverable taxes	973.4	1,293.2	1,238.6
Legal deposits	412.5	212.3	216.4
Other non-current assets	46.7	33.2	44.8
Noncurrent assets	1,432.6	1,538.8	1,499.9
Investments	40.2	0.7	0.6
Net property, plant & equipment	6,759.6	6,644.6	6,722.2
Deferred fixed assets	96.6	84.4	80.5
Permanent assets	6,896.4	6,729.7	6,803.3
Total assets	11,884.4	10,954.0	11,098.5

Liabilities and shareholders`s equity
Short term debt and current portion of long term debt	1,467.6	437.5	311.7
Accounts payable and accrued expenses	1,617.6	998.3	899.2
Taxes and contributions (current)	591.1	407.4	493.5
Dividends and interest on capital payable	12.4	12.3	12.3
Proposed dividends and interest on capital	-	-	-
Personnel, charges and social benefits	112.4	78.9	85.9
Employee profit sharing provision	33.3	14.9	16.5
Provision for contingencies	182.8	666.6	682.0
Actuarial liabilities - Telos (current)	69.4	65.9	65.1
Other current liabilities	137.8	77.5	87.9
Current liabilities	4,224.4	2,759.3	2,654.2
Long term debt	2,177.6	914.8	1,035.1
Actuarial liabilities - Telos	319.7	372.4	375.0
Taxes and contributions	51.9	48.8	48.7
Other non-current liabilities	5.5	0.9	66.0
Non-current liabilities	2,554.7	1,337.0	1,524.8
Deferred income	124.7	145.3	142.4
Minority interest position	241.7	225.9	236.2
Paid-in capital	2,273.9	4,096.7	4,096.7
Income reserves	2,620.0	2,268.7	2,268.7
Treasury stock	(18.2)	(14.0)	(13.7)
Retained earnings	(136.8)	135.2	189.2
Shareholders' equity	4,738.9	6,486.5	6,541.0
Advances for future capital increase	-	0.0	0.0
Total liabilities and shareholders' equity	11,884.4	10,954.0	11,098.5

Total borrowed funds	3,645.1	1,352.3	1,346.8
Net debt	2,841.4	681.7	741.1
Net debt / Shareholder`s equity	0.60	0.11	0.11

Total debt / Trailing EBITDA (last 4 quarters)	2.4	0.9	0.8
Net debt / Trailing EBITDA (last 4 quarters)	1.9	0.5	0.4
Trailing EBITDA / Financial expense (does not include monetary and exchange variation)	2.6	2.7	3.8
Trailing EBITDA / Net financial expense (including monetary and exchange variation)	3.1	4.2	3.9

(*) Some accounts of the Balance Sheet of June 30,2005 were adjusted. Please see the Material Fact of October 24,2005.

Exhibit 11 Embratel Participações SA Consolidated Statement of Cash Flow - Corporate Law R$ millions	Quarter ending		Nine months ending

	2Q05	3Q05	9M04	9M05

Cash provided by operating activities
Net income/(loss) - cash flow	93.6	54.3	(126.2)	191.1
Depreciation/amortization	267.1	266.5	866.7	804.4
Exchange and monetary (gains)/gosses	(222.5)	(74.3)	(13.9)	(292.7)
Swap hedge effects	84.8	21.6	91.9	124.9
Minority Interest - cash flow	10.5	10.3	24.7	32.1
Loss/(gain) on permanent asset disposal	6.9	0.0	42.3	7.4
Other operating activities	(6.6)	(6.6)	(21.3)	(19.0)
Changes in current and noncurrent assets and liabilities	86.9	(42.9)	(83.1)	(69.2)
Net cash provided by operating activities	320.7	228.9	781.1	779.1

Cash flow from investing activities
Additions to investments/goodwill	-	-	(0.8)	-
Additions to property, plant and equipment	(378.4)	(333.5)	(444.3)	(929.4)
Deferred fixed assets - cash flow	-	-	(100.4)	-
Net cash used in investing activities	(378.4)	(333.5)	(545.5)	(929.4)

Cash flow from financing activities
Loans obtained and repaid	(1,644.4)	56.0	(968.9)	(1,756.1)
Swap hedge settlement	(62.6)	(16.3)	(69.0)	(119.9)
Dividends paid	(23.3)	(0.0)	(101.9)	(23.3)
Advances for future capital increase	1,527.9	-	-	1,822.8
Other financing activities	0.1	0.1	(11.6)	0.5
Net cash used in financing activities	(202.3)	39.7	(1,151.4)	(76.0)

Increase in cash and cash equivalents	(260.1)	(64.9)	(915.8)	(226.3)
Cash and cash equivalents at beginning of period	930.7	670.6	1,719.5	832.0

Cash and cash equivalents at end of period	670.6	605.7	803.7	605.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.